Exhibit 16

June 2, 2009

Board of Directors

Attn: Mark Zesbaugh

Kona Grill, Inc.

7150 East Camelback Road

Suite 220

Scottsdale, AZ 85251

Re:	Proposal of Superior Financing to Rights Offering

Dear Mark:

This letter serves as a written submission of a financing proposal by Mill Road Capital L.P. (“Mill Road”) for the review of the Board of Directors of Kona Grill, Inc. (“Kona” or the “Company”). This proposal is intended as a replacement for the currently planned rights offering and would provide the same proceeds to the Company with no dilution to any shareholders. The terms of the proposal are as follows:

Securities:	$3.5 million of unsecured subordinated notes provided by Mill Road

Use of Proceeds:	Repayment of the March 5, 2009 unsecured subordinated notes and cash for operating purposes

Interest Rate:	12% cash interest paid monthly

Term:	1 year

Warrant Coverage:	None

Mill Road is able to complete definitive documentation and fund this investment expeditiously. Needless to say, the proposal set forth herein is not binding; binding obligations will be created only by definitive documentation. I look forward to discussing this with you and the Special Committee and working together on a transaction that meets the best interest of Kona, its shareholders and its employees.

Sincerely,

Mill Road Capital L.P.

By:	Mill Road Capital GP LLC Its General Partner

By:	/s/ Thomas E. Lynch
Thomas Lynch
Senior Managing Director

Two Sound View Drive, Suite 300 • Greenwich, CT 06830 • (203) 987-3500